March 18, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On January 22, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Adaptive Allocation Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 123 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 15, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please delete "advised by" on the cover page.

Response.  The requested deletion has been made.

2.

Comment.  Please delete or amend the footnote describing acquired fund fees and expenses.

Response.  The Registrant will modify the footnote to read as follows to conform to more recent guidance.

"Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund."

3.

Comment.  In the summary section, please review the principal investment risks section to assure that the principal risks are properly represented.

Response.  The principal investment risks portion of the summary section has been reviewed and the Registrant believes that because the of the Fund's broad investment strategy and wide range of security types the principal risks are appropriate.

4.

Comment.  Please delete the last sentence of the portfolio managers section regarding day-to-day management.

Response.  The requested deletion has been made.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser